UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Gruntled Group Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 1, 2017

Physical address of issuer
212 Warren St Apt 16L, New York, NY, 10282

Website of issuer
N/A

Current number of employees
0

Filer EDGAR CIK

0001717109

Filer EDGAR CCC
xx@6yzaa

Filer EDGAR Password
mbm$0914

Filer EDGAR PMAC
ef5f$ggg

Submission Contact Person Information

Name
Robert Max Siegel

Phone Number
(646) 418-7676

Email Address
rob@gruntledgroup.com

Notification Email Address
rob@gruntledgroup.com

Signatories

Name
Robert Max Siegel

Signature

Title
President

Email
rob@gruntledgroup.com

Date
March 18, 2025